Ask the Agent Inc
Balance Sheets
As of December 31, 2024 and 2023

ASSETS

	2024	2023
Current Assets		
Cash	$ 543	$ 156
Total Current Assets	543	156
TOTAL ASSETS	$ 543	$ 156
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities	$ -	$ -
Total Current Liabilities	$ -	$ -
TOTAL LIABILITIES	$ -	$ -
Stockholder's Equity		
Common stock, no par, 100,000,000 shares authorized, issued and outstanding as of December 31, 2024 and 2023	$ 10,000	$ 10,000
Stockholder Receivable- Beckmann	(10,000)	(10,000)
Retained earnings	543	156
TOTAL STOCKHOLDER'S EQUITY	543	156
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 543	$ 156

UNAUDITED

Ask the Agent Inc
Statement of Operations
For the year ended December 31, 2024

REVENUE

    Total revenue $ 387

EXPENSES

    Total expenses   -

INCOME FROM OPERATIONS   387

    -

OTHER INCOME (EXPENSES)

    $ 387

NET INCOME

Ask the Agent Inc
Statement of Operations
For the year ended December 31, 2023

REVENUE		
Total revenue	$	2,005
EXPENSES		
Office Expenses		1,000
Merchant Fees		1,134
Total expenses		2,134
LOSS FROM OPERATIONS		(129)
OTHER INCOME (EXPENSES)		-
NET LOSS	$	(129)

Ask the Agent Inc
Statement of Cash Flows
For the Year Ended December 31, 2024

	2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 387
Net cash provided operating activities	__387__
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash used in investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Net cash used in financing activities	-
NET INCREASE IN CASH	**387**
Cash at beginning of year	$ -
Cash at end of year	$ __387__
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during year for interest	$ -
Cash paid during year for income taxes	-
Common Stock issued through stockholder receivable	

Ask the Agent Inc
Statement of Cash Flows
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		**2023**
Net loss	$	(129)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Net cash used in operating activities		(129)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash used in financing activities		-
Net decrease in cash		(129)
Cash at beginning of year		285
Cash at end of year	$	156
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$	-
Cash paid during year for income taxes	$	-
Common Stock issued through stockholder receivable		

Ask the Agent Inc
Statement of Stockholder's Equity
For the year ended December 31, 2024

	Common Stock $0 Par Value	Stockholder Receivable Beckmann	Retained Earnings	Total
January 1, 2024	$ 10,000	$ 10,000	$ 156	$ 156
Net income 0oss)			387	387
December 31, 2024	$ 10,000	$ 10,000	$ 543	$ 543

Ask the Agent Inc
Statement of Stockholder's Equity
For the year ended December 31, 2023

	Common Stock $0 Par Value	Stockholder Receivable Beckmann	Retained Earnings	Total
January 1, 2023	$ 10,000	$ 10,000	$ 285	$ 285
Net income 0oss)			(129)	(129)
December 31, 2023	$ 10,000	$ 10,000	$ 156	$ 156